

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2011

Via E-mail
Michael Rapoport
President and Chairman
Committed Capital Acquisition Corp.
C/o Broadband Capital Management LLC
712 Fifth Avenue, 22nd Floor
New York, NY 10019

> **Re: Committed Capital Acquisition Corp.**
> **Amendment to Registration Statement on Form S-1**
> **Filed June 30, 2011**
> **File No. 333-174599**

Dear Mr. Rapoport:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, filed June 30, 2011

General Comments

1.   We note your response to prior comment six from our letter dated June 22, 2011 as it relates to your entering into private placement agreements which will be filed in a subsequent amendment. Please confirm that you will file these agreements pre-effectively and will disclose the material terms. Please note that we may have additional comments once these agreements have been filed.

2.   Please provide additional disclosure to clarify the circumstances which will or may prevent redemption of the public shares.

Prospectus Summary, page 1

3. We note your response to prior comment 12 and the revised text. Please explain the reference to "the aggregate of" as used in your responsive text on page 13.

4. Please expand "Initial Shares and Placement Shares" to briefly disclose and explain that the percentage of all shares held by initial shareholders may exceed 33% of issued and outstanding shares after the initial business transaction and private placement.

5. We note your existing disclosure, including on page 13 and in the Risk Factors, addressing the potential that public shareholders may not receive their pro rata portion of the proceed held in trust in the event the shareholders did not approve a plan of dissolution. In an appropriate location, please clarify the steps, if any, you and your officers and directors have or will take to ensure any plan of distribution is approved and results in the distribution of the proceeds held in trust to the public shareholders. If this matter represents a material risk in your offering, please address in a separate risk factor. If you do not believe separate risk factor disclosure is appropriate, please explain in a supplemental response.

Use of Proceeds, page 39

6. We do not understand your response to prior comment 23 which refers to your entering into an agreement with Broadband Capital Management "[p]rior to the completion of the offering" in the context of your existing disclosure which states BCM "has agreed to." Accordingly, we reissue our prior comment. Please clarify whether BCM is contractually obligated to provide funds to you. If so, file the agreements. If not, please remove the references to these agreements as you do not appear to currently have a basis for referring to them.

Conflicts of Interest, page 77

7. Please revise to briefly address Article X to your Amended and Restated Certificate of Incorporation. In addition, please reconcile the language of this provision, which appears to apply to any future relationship that may arise, and your existing disclosure.

8. Please clarify whether Plastron Acquisition Corp. III and IV have priority over the registrant. We note the related risk factor although Article X only refers to Plastron III.

Principal Stockholders, page 79

9.   We note the revised text added starting on page 83 in response to prior comments four and five. Your tables each present two percentages, "Total Shares held by Initial Stockholders % Total Outstanding" and "Initial Shares % Total Outstanding." Please revise your disclosure to clarify the difference between the two percentages and clarify which percentage would be more relevant to investors following your business combination.

10.   Please clarify whether the insiders experience the same proportionate dilution as the public shareholders in the event that you issue shares as acquisition consideration.

Description of Securities, page 92

11.   We note your response to prior comment 40 concerning the letter agreements to be entered into by each existing shareholder. Please file executed copies of these agreements.

12.   In the last full paragraph on page 93 you state that if a stockholder vote is required by law you "will conduct redemptions like other blank check companies in conjunction with a proxy solicitation … but will not offer [y]our stockholders the opportunity to redeem their shares of common stock in connection with such vote." Please clarify the meaning of this sentence.

13.   We partially reissue prior comment 41. Please clarify whether your Certificate of Incorporation prohibits you from issuing debt prior to your business combination that may have claims to the proceeds held in trust.

Exhibits

Exhibit 23.1-Consent

14.   We note the audit report date of April 9, 2010 referred in the consent issued by De Joya Griffith & Company LLC is not consistent with the audit report date of April 9, 2010, except for Note 6 as to which the date is May 20, 2011 disclosed on page F-12. Please advise your former independent accountant, De Joya Griffith & Company LLC, to revise their consent accordingly.

Form 8-K, filed June 1, 2011

15.   We note your response to prior comment 53. Please file the revised exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or me at (202) 551-3790 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director